# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM 8-K

**Current Report**
**Pursuant to Section 13 or 15(d) of the**
**Securities Exchange Act of 1934**

**Date of Report (Date of earliest event reported): November 30, 2005**

# PDI, INC.

*(Exact name of registrant as specified in its charter)*

| Delaware | 0-24249 | 22-2919486 |
|---|---|---|
| *(State or other jurisdiction* | *(Commission* | *(I.R.S. Employer* |
| *of incorporation)* | *File Number)* | *Identification No.)* |

**Saddle River Executive Centre**
**1 Route 17 South**
**Saddle River, NJ 07458**
*(Address of principal executive office)*
**Registrant's telephone number, including area code: (201) 258-8450**
**Not Applicable**
*(Former name or former address, if changed since last report)*

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 1.01.       Entry into a Material Definitive Agreement.**

On October 21, 2005, PDI, Inc. (the "Company") issued a press release announcing that Larry Ellberger had been appointed as the Company's interim Chief Executive Officer.  On November 30, 2005, in recognition of Mr. Ellberger's expanded role as interim Chief Executive Officer, the Compensation and Management Development Committee of the Company's Board of Directors approved an award to Mr. Ellberger of 5,000 shares of the Company's common stock and $100,000 in cash, with the cash payment to be made in January 2006.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 1, 2005

**PDI, INC.**

By: /s/ Brian Boyle

Name: Brian Boyle

Title: Chief Financial Officer